Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On July 21, 2011, the following newsletter was distributed to Constellation Energy employees and posted on a company internal website dedicated to the merger with Exelon.

7/21/2011

TEGRATION

INFORMATION

Ron and Steve answer your questions

We appreciate the questions you’ve submitted through our various feedback channels. Since many of your inquiries have been focused on the impact this merger will have on Human Resources (HR) issues, we thought it would be helpful to provide you with an update from the HR integration team.

Currently, the team is conducting a thorough analysis of each company’s HR policies and programs, including core areas such as benefits, compensation and employee development. Considering the complexity and high level of detail behind these programs and policies, it will take some time to complete the review. The goal is for the team to have a comprehensive understanding of everything Exelon and Constellation currently offer our employees. As this information is gathered, the team also is assessing similarities and differences in approach along with the business rationale for why each program and policy was created.

The end result of this very intensive data analysis will form the basis for decision-making around recommended programs for our employees, and the components that will be important to include as we design an HR infrastructure that will best meet the needs of our employees and the combined company.

[Graphic Appears Here]

We have a great opportunity and responsibility to help form our new company. For example, how we position our HR strategy in compensation, benefits, development, diversity and inclusion, and recognition must ensure that we are able to attract and retain the best and brightest talent. We have partnered very well with our Constellation counterparts and enjoy the ongoing interaction as we work through the integration phases.”

– Amy Best, Exelon VP of Human Resources

“Throughout this highly detail-oriented process, both the Constellation and Exelon teams have come together with a willingness to share and discuss the rationale for existing programs and policies. In my opinion, this has been a very good learning experience that will provide a sound foundation as we move into the design phase, which will focus on the programs and policies after the transaction has been closed.”

– Tom Ruszin, Constellation VP Total Rewards and Human Resource Services

Dec 5

Expected Milestones Dec 1—Maryland PSC

public comment

Nov 29 hearings

Q3: Expect to seek shareholder approval

Jan 5:

Oct 31 to Nov 10: Maryland

Maryland PSC hearings, each business day PSC decision

deadline

August September October November December January 2012

INTEGRATION INFORMATION 7/21/2011

PECO Company History

Serving the Greater Philadelphia area for more than 100 years

With more than 100 years of service to the Greater Philadelphia region, PECO has a long history and culture of excellence.

One of the oldest and largest utility companies in the U.S., PECO has its origins in the work of Thomas Edison. As innovation brought new conveniences, population growth and industry development, PECO grew to meet the increasing demand of its customers.

PECO’s stewardship helps customers make better choices about energy usage and the company is focused on setting a strong example as a good corporate citizen and environmental leader.

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

INTEGRATION INFORMATION 7/21/2011

•25,619 MW total owned generation •17,047 MW nuclear with 17 reactors in Illinois, Pennsylvania and New Jersey •105 fossil, landfill gas and hydro units; 36 wind projects and solar plants produce more than 8,571 MW in 11 states

•11,430 MW total owned generation •1,921 MW nuclear with 5 reactors in Maryland and New York held in a joint venture with EDF •60 MW solar generation installed and under development •70 MW wind generation •Fossil, renewable assets

Combined Entity 34,401 MW across all fuel sources (net of expected divestitures), including: •18,967 MW of clean nuclear energy in 22 units in Illinois, Pennsylvania, Maryland, New Jersey and New York •15,433 of diverse generation, including (in order of MW) natural gas, coal, hydro, oil, wind and solar

Environmental Stewardship: A Shared Goal

In the last issue of IN, Ron and Steve mentioned a number of areas where the companies have similar approaches or processes. One additional area of common interest is environmental stewardship. Here, we’ll provide a brief overview of the companies’ efforts in this critical area, and we encourage you to learn more by following the links in this article.

Exelon 2020—a roadmap to a lower-carbon future

In July 2008, Exelon launched an ambitious plan, unique in the electricity industry, to shrink its carbon footprint. Exelon 2020: a low-carbon roadmap is a comprehensive package of initiatives to reduce, offset or displace more than 15 million metric tons of greenhouse gas (GHG) emissions per year by 2020 – an amount roughly equal to Exelon’s total emissions in 2001, the first full year of the company’s operation after the merger of Unicom and PECO. Reducing emissions by this amount is equivalent to removing about 3 million cars from our roads annually!

Exelon 2020 is predicated on a comprehensive economic analysis of GHG abatement options available to Exelon, and it is updated on an annual basis to reflect economic, regulatory and industry trends and realities. By adapting to changing market conditions, Exelon 2020 synthesizes Exelon’s core business strategy of being clean in competitive markets and is not simply an effort to “go green.”

Most importantly, Exelon believes that pursuing the cheapest options offers the greatest benefits to customers, shareholders and the economy. For example, customer energy efficiency is a significantly less expensive way of reducing emissions than building a new nuclear plant, and increasing the output of existing nuclear facilities is more affordable than building new solar or wind. By practicing what it has been preaching – based on economics and not based on what is politically popular – Exelon has achieved over half of its Exelon 2020 goal.

Exelon is proud to have been named to the Dow Jones Sustainability Index for the past five years and to have been included on the Carbon Disclosure Project Leadership Index five of the past six years.

You can read the three published reports on Exelon 2020 by visiting the Exelon 2020 section of the Exelon website. The next Exelon 2020 report, including a new economic analysis and progress update, is expected in the fourth quarter of 2011.

Constellation – empowering its businesses and customers to use energy wisely

Constellation has a long track record of responsible environmental stewardship, culminating in 2010 with the implementation of a company-wide environmental management system (EMS) and the launch of its first-ever corporate environmental sustainability goals.

The company’s report card to date has been impressive. The Dow Jones Sustainability Index, which tracks the financial performance of leading sustainability-driven companies, recognized improved performance and reporting practices by including the company in its North America Index once again.

INTEGRATION INFORMATION 7/21/2011

Environmental Stewardship: A Shared Goal (cont’d )

Constellation’s businesses are working hard to achieve its goals. For example, 36 megawatts of customer-sited photovoltaic systems were sold last year to complement its energy efficiency business; and Constellation’s three jointly owned nuclear facilities – Calvert Cliffs, Ginna and Nine Mile Point – along with BGE’s gas distribution operations are now ISO 14001 certified.

Helping its customers manage their energy use has also been a high priority for Constellation. Last year, its commercial and industrial customers were introduced to VirtuWatt, an innovative energy-management product, which allows customers to develop energy management scenarios and respond in real-time to changes in market demand and prices for electricity. On the BGE side, customers will soon have the ability to manage their energy use through its investment in smart grid technology.

Constellation also continues to invest in cleaner generation. The company recently invested nearly $1 billion in efficient natural gas assets, primarily 4,300 MW in facilities in the Boston area and Texas, as well tens of millions of dollars in its newly constructed Criterion Wind Farm in western Maryland.

Visit the Environmental Performance section on Constellation’s website to learn more.

New Baltimore Headquarters Evaluation

The process to gather information on available commercial space for the combined company’s competitive energy and renewables development businesses in downtown Baltimore has begun. A request for information was issued by our commercial real estate services firm to obtain general specifications of available locations from local commercial developers and brokers.

“It’s early in the process and we’re working hard to make sure we gather all of the right information, local input and community support for what we intend to be a LEED-certified space for our new Baltimore headquarters,” said Deb Kuo, director of real estate services for Exelon.

The combined company plans to build or renovate a “green” building in Baltimore. The request for information seeks data on size, current condition and space availability of potential sites and existing buildings in Baltimore. Specifications on parking, recent upgrades and renovations on electrical, heating and air conditioning systems, lease terms, building amenities and any green building status are also being considered. With a requirement of 300,000 to 375,000 square feet, the request is one of the largest in the market.

For more info, visit us online!

Exelon employees can visit the Merger Integration Site on the Exelon intranet site.

Constellation employees can visit the Merger Integration Site on myConstellation.

Feedback

IN is produced by the Corporate Communications Groups of both Exelon and Constellation.

Please direct questions and comments to:

Exelon employees:

IntegrationOffice@exeloncorp.com Constellation employees: IntegrationOffice@constellation.com

As the merger integration teams continue their analyses and prepare for the design phase this fall, compliance with the laws and guidelines established by regulatory agencies will be an increasing area of focus for the companies. Beginning with the Aug. 4 issue of IN, we’ll be highlighting some of the rules and necessary actions employees need to follow, starting with the accessibility rules established by the North American Electric Reliability Corporation, or NERC, to meet our compliance obligations.

INTEGRATION INFORMATION 7/7/2011

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 14; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

© Exelon Corporation, 2011

© Constellation Energy Group, 2011

* * * * *

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 14; (3)

Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

* * * * *